

16003566

UITED STATES
D EXCHANGE COMMISSION
...ington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER

8- 26037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/15_____ AND ENDING _____12/31/15_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1600 Benedum-Trees Building, 223 Fourth Avenue
                                    (No. and Street)

Pittsburgh   PA   15222
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank D. Ruscetti   412-391-1466
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
                            (Name – if individual, state last, first, middle name)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Frank D. Ruscetti_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Harvest Financial Corporation_____ , as of _____December 31_____ , 20 _15___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                        Signature

President
_____
                                        Title

_____
                Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Harvest Financial Corporation

Financial Statements and Supplementary Information

Table of Contents

Year Ended December 31, 2015

	Page:
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Earnings	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-13
Supplementary Information:	
Computations of Net Capital and Aggregate Indebtedness	14
Exemption Review Report of Independent Registered Public Accounting Firm	15
Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)	16
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	17
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC -7)]	18



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Harvest Financial Corporation (a Pennsylvania corporation), as of December 31, 2015, and the related statements of earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Harvest Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Harvest Financial Corporation's financial statements. This supplementary information is the responsibility of Harvest Financial Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

Financial Statements

Harvest Financial Corporation

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	102,959
Receivable from clearing organization		47,811
Receivable from non-customers		5,250
Due from related party		3
Prepaid expenses		28,615
Deferred income tax asset		11,291
Fixed assets, net of accumulated depreciation and amortization of $9,983		31,699
	$	227,628

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	84,223
Accrued expenses		14,270
Total Liabilities		98,493
Stockholders' Equity:		
Common stock, no par or stated value;		
400,000 shares authorized, 227,488		
issued and outstanding		135,285
Additional paid-in capital		28,803
Accumulated deficit		(34,953)
		129,135
	$	227,628

Harvest Financial Corporation

Statement of Earnings

Year Ended December 31, 2015

Revenues:

Commission revenues	$	1,328,634
Other revenues		49,144
Interest income		349
		1,378,127

Operating Expenses:

Clearing expenses	12,952
Other selling expenses	33,650
Occupancy and equipment expense	90,248
Communications and data processing	21,724
Employment costs	1,159,877
General and administrative expenses	41,244
Depreciation and amortization expense	5,799
	1,365,494

Net Earnings Before Income Taxes		12,633
Income Taxes		4,209
Net Earnings	$	8,424

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2014	$ 135,285	$ 28,803	$ (43,377)	$ 120,711
Net Earnings	-	-	8,424	8,424
Balance, December 31, 2015	$ 135,285	$ 28,803	$ (34,953)	$ 129,135

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Cash Flows

Year Ended December 31, 2015

Increase (Decrease) in Cash

Cash flows from operating activities:		
Net earnings	$	8,424
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization expense		5,799
Deferred income taxes		4,209
(Increase) decrease in:		
Receivable from clearing organization		(9,770)
Receivable from non-customers		5,666
Prepaid expenses		(1,780)
Increase (decrease) in:		
Commissions payable		961
Accrued expenses		2,950
Net cash provided by operating activities		16,459
Cash flows from investing activities:		
Due from related party		(3)
Capital expenditures		(1,228)
Net cash used by investing activities		(1,231)
Net Increase in Cash		15,228
Cash, beginning of year		87,731
Cash, end of year	$	102,959

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2015

1. Organization and Nature of Business

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2015, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2015, the clearing deposit account amounted to $25,018 and is included in cash on the statement of financial condition.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2015

2. **Summary of Significant Accounting Policies (Continued)**

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition - Commissions

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

2. Summary of Significant Accounting Policies (Continued)

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized when received as trail commission revenues are generally paid in arrears, and not readily determinable by management.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $4,185 for the year ended December 31, 2015.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2015

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards that are available to offset future taxable income.

Date of Management's Review

The Company has evaluated subsequent events through February 12, 2016, which is the date the financial statements were available to be issued.

3. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

4. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2015, the Company did not exceed the insured limit.

5. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $55,392, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.82 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2015, there were no material differences.

6. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington, D.C. and Regional Office of the Commission.

7. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension cost, including matching contributions, amounted to $5,625 for the year ended December 31, 2015.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2015

8. Income Taxes (Continued)

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2015 of approximately $72,600. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2015 of approximately $41,100, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2022. At December 31, 2015, deferred assets of $13,426, have been recognized.

A deferred tax liability results from a timing difference due to using the modified accelerated cost recovery system for tax purposes versus the straight-line method for financial statement reporting.

Deferred tax assets and liabilities consist of the following:

Deferred tax asset	$	13,426
Deferred tax liability		(2,135)
Net deferred tax asset	$	11,291

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2015, the Company's open audit periods are 2012 through 2015 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2015

8. Income Taxes (Continued)

The provision for income taxes in the statement of earnings for the year ended December 31, 2015 consists of the following components:

Deferred taxes:		
Federal	$	2,564
State		1,645
	$	4,209

9. Fixed Assets

Fixed assets, recorded at cost, at December 31, 2015 consist of the following:

Furniture and fixtures	$	19,276
Computers		18,066
Building improvements		4,340
		41,682
Less accumulated depreciation and amortization		9,983
	$	31,699

10. Lease Commitments

The Company leases office space (3,400 square feet), from Springhouse Investments, LLC, an entity related to the majority shareholder of the Company, under a non-cancellable operating lease which provides for monthly lease payments of $5,209. This lease commenced on March 1, 2014 and expires on February 28, 2029. Rent expense amounted to $62,504 for the year ended December 31, 2015.

10. Lease Commitments (Continued)

In addition, the Company was reimbursed $21,641 for the year ended December 31, 2015, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space. As of December 31, 2015, $3 was due from this related party.

The future minimum lease payments required by the current office lease are as follows:

Year ending December 31		
2016	$	62,504
2017		70,132
2018		54,132
2019		54,132
2020		54,132
Thereafter		442,078
	$	737,110

Finally, the Company leases certain office equipment under an operating lease which is renewed on an annual basis. Total rent expense under this lease amounted to $1,999 for the year ended December 31, 2015.

Supplementary Information

Harvest Financial Corporation

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2015

Net Capital:		
Total stockholders' equity	$	129,135
Deductions:		
Prepaid expenses		28,615
Due from related party		3
Deferred tax asset		13,426
Fixed assets		31,699
Total non-allowable assets		73,743
Net Capital		55,392
Net Capital Requirements		6,709
Net Capital in Excess of Minimum Requirements	$	48,683
Aggregate Indebtedness	$	100,628
Ratio of Aggregate Indebtedness to Net Capital		1.82

**Reconciliation of Audited Net Capital with the
    Broker/Dealer's Unaudited Part II:**

Net Capital Per Audit Report	$	55,392
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	55,392



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent
Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Harvest Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Financial Corporation claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (the "exemption provisions") and (2) Harvest Financial Corporation stated that Harvest Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Harvest Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016



HARVEST
Financial Corporation
Investments / Securities
Member FINRA / SIPC

1600 Benedum-Trees Building
223 Fourth Avenue
Pittsburgh, PA 15222
(412) 391-1466
1-800-837-1466
(412) 391-1406 Fax

Harvest Financial Corporation

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry accounts of customers on its books; and therefore claims exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Harvest Financial Corporation met the described exemption provisions in 15c3-3(k) throughout the most recent fiscal year, ending December 31, 2015, without exception.

_____   _____
Frank D. Ruscetti,   Date
    President

1/20/16



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

**Independent Accountant's Agreed-Upon
Procedures Report on Schedule of
Assessment and Payments (Form SIPC-7)**

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Harvest Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Financial Corporation's compliance with the applicable instructions of Form SIPC-7. Harvest Financial Corporation's management is responsible for Harvest Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14*******1669*******************MIXED AADC 220
026037   FINRA   DEC
HARVEST FINANCIAL CORPORATION
1600 BENEDUM-TREES BLDG 223 4TH AVE
PITTSBURGH PA 15222
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK D RUSCETTI   412-391-1466

2. A. General Assessment (item 2e from page 2) $ 415.99

   B. Less payment made with SIPC-6 filed (exclude interest)   (159.60)

   7/29/15
   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   256.39

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 256.39

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 256.39

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARVEST FINANCIAL CORP
_____
(Name of Corporation, Partnership or other organization)

Frank D Ruscetti
_____
(Authorized Signature)

Dated the 29 day of JAN , 20 16 .

PRESIDENT
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,378,127

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,150,781

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   12,952

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   48,000

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   1,211,733

2d. SIPC Net Operating Revenues $ 166,394

2e. General Assessment @ .0025 $ 415.99

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